Form 10-K405, Exhibit 13
period 1997-12-31
AFFYMETRIX INC
filed 1998-03-31
CIK 913077

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


         All statements in this discussion that are not historical are forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially for Affymetrix from those projected, including, but not limited to, uncertainties relating to technological approaches, product development, manufacturing and market acceptance, uncertainties related to cost and pricing of Affymetrix products, dependence on collaborative partners, uncertainties relating to sole source suppliers, uncertainties relating to FDA and other regulatory approvals, competition, risks relating to intellectual property of others and the uncertainties of patent protection. These and other risk factors are discussed under the heading "Additional Risk Factors" and elsewhere in the Company's Form 10-K Report for the year ended December 31, 1997. Affymetrix expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Affymetrix' expectations with regard thereto or any change in events, conditions, or circumstances on which any such statements are based.

OVERVIEW

         Affymetrix has developed and intends to establish its GeneChip -Registered Trademark- system as the platform of choice for acquiring, analyzing and managing complex genetic information in order to improve the diagnosis, monitoring and treatment of disease. The Company's GeneChip system consists of disposable DNA probe arrays containing gene sequences on a chip, reagents for use with the probe arrays, a scanner and other instruments to process the probe arrays, and software to analyze and manage genetic information.

         The business and operations of the Company were commenced in 1991 by Affymax N.V. ("Affymax") and were initially conducted within Affymax. In March 1992, the Company was incorporated as a California corporation and wholly owned subsidiary of Affymax. Beginning in September 1993, the Company issued equity securities which diluted Affymax' ownership in Affymetrix. In March 1995, Glaxo plc, now Glaxo Wellcome plc ("Glaxo"), acquired Affymax, including its ownership interest in Affymetrix. As of December 31, 1997 Glaxo owned approximately 33% of Affymetrix. On March 10, 1998, the Company announced the planned sale of 1,634,522 shares of Series AA Preferred Stock to Glaxo for expected proceeds of $50 million. The preferred stock is convertible into Affymetrix common stock at a predetermined price of approximately $40 per share, and if all of the preferred stock is converted, would result in the issuance of approximately 1,250,000 shares of Affymetrix common stock. The sale, which is subject to regulatory approval, is expected to close during the second quarter of 1998, and, if completed, will increase Glaxo's ownership interest in Affymetrix to approximately 37% assuming the conversion of preferred stock into common shares.

         Affymetrix has a limited operating history that, to date, has focused primarily on the development of its technology. Based on its GeneChip technology platform, Affymetrix is developing a portfolio of products for use by pharmaceutical and biotechnology companies, academic research centers and clinical reference laboratories. The Company commercially introduced its first product, the research use only GeneChip system and the HIV probe array, in April 1996. Payments received for certain systems prior to April 1996 were recorded as contract revenues pursuant to development agreements. Failure of the Company to successfully develop, manufacture and market additional products or to realize product revenues would have a material adverse effect on the Company's business, financial condition and results of operations.

         The Company has incurred operating losses in each year since its inception, including a net loss of approximately $22.5 million during the year ended December 31, 1997 and, as of such date, had an accumulated deficit of approximately $67.3 million. The Company's losses have resulted principally from costs incurred in research and development and from general and administrative costs associated with the Company's operations. These costs have exceeded the Company's interest income and revenues, which to date have been generated principally from cash and investment balances, collaborative research and development agreements and government research grants. The Company expects to incur substantial additional operating losses over the next several years as a result of increases in its expenses for research and product development, general and administrative costs and manufacturing, marketing and sales capabilities.

         The Company's quarterly operating results will depend upon the volume and timing of orders for GeneChip systems and probe arrays received and the timing of deliveries made during the quarter, variations in payments under collaborative agreements, including milestones, royalties, license fees, and other contract revenues, and the timing of new product introductions by the Company. The Company's quarterly operating results may also fluctuate significantly depending on other factors, including the introduction of new products by the Company's competitors; regulatory actions; market acceptance of the GeneChip system and other potential products; adoption of new technologies; manufacturing capabilities; variations in gross margins of the Company's products; competition; the cost, quality and availability of reagents and components; the mix of products sold; changes in government funding; and third-party reimbursement policies.

         Affymetrix may have to reduce or discount the price of its products to gain market acceptance, which could adversely affect gross margins. The Company's future gross margins, if any, will be dependent on, among other factors, the Company's ability to cost-effectively manufacture the GeneChip system and probe arrays, product mix and the price at which it can successfully market its products to academic research centers, pharmaceutical and biotechnology companies and clinical reference laboratories. The amount of future operating losses and time required by the Company to reach profitability are uncertain. The Company's ability to generate significant revenues and become profitable is dependent in large part on the ability of the Company to enter into additional collaborative and supply arrangements and on the ability of the Company and its collaborative partners to successfully commercialize products incorporating the Company's technologies. In addition, delays in receipt of any necessary regulatory approvals by the Company or its collaborators, or receipt of approvals by competitors, could adversely affect the successful commercialization of the Company's technologies.

         The Company has substantially completed development of a plan to modify its information systems to recognize the year 2000. The Company expects the project to be substantially complete by mid-1999 and the cost of the project is not expected to have a material impact on the Company's financial condition or results of operations.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996

         PRODUCT REVENUE. In April 1996, Affymetrix commenced commercial sales of the GeneChip system and an HIV probe array for research use and recorded sales of $1.4 million during 1996 with associated costs of product revenue of $2.2 million. Product sales increased to $4.8 million in 1997, the first full-year of sales with associated costs of product revenue of $4.6 million. Product sales revenue includes revenue from the sales of GeneChip systems as well as various probe arrays, including arrays targeting HIV, p450 and p53 genes and custom and standard gene expression monitoring probe arrays. Margins have, and will continue to, fluctuate significantly as the Company experiences variation in manufacturing yields and as the Company continues development of its manufacturing capabilities. In addition, the Company expects to increase shipments to foreign customers during 1998 and margins may fluctuate due to changes in currency exchange rates.

         CONTRACT AND GRANT REVENUE. Contract and grant revenue increased to $15.0 million for 1997 from $10.6 million for 1996 primarily due to increased activity under government grants and increased custom probe array design and supply fees earned and milestone payments received.

         RESEARCH AND DEVELOPMENT. Research and development expenses increased to $28.2 million for 1997 compared to $18.8 million for 1996. The increase in research and development expenses was attributable primarily to the hiring of additional research and development personnel, costs incurred for further product development and increased purchases of research supplies. The Company expects research and development spending to increase over the next several years as product development and research efforts continue to expand.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $14.7 million in 1997 compared to $7.6 million for 1996. The increase in selling, general and administrative expenses was attributable primarily to the hiring of additional management personnel, professional fees (primarily legal fees) and overall scale-up of the Company's operations and business development efforts. Selling, general and administrative expenses are expected to continue to increase as the Company expands sales and marketing, prosecutes and defends its intellectual property position and defends against claims made by third parties, and adds management and support staff.

         INTEREST INCOME. Interest income was $5.2 million for 1997 compared to $4.4 million for 1996. The increase resulted from the full year impact of investment of net proceeds from the Company's initial public offering in June 1996. Interest expense of approximately $0.1 million for both 1997 and 1996 is related to a capital equipment lease.

YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1995

         PRODUCT REVENUE. In April 1996, Affymetrix commenced commercial sales of the GeneChip system and an HIV probe array for research use. Product revenue of $1.4 million and costs of product revenue of $2.2 million were recognized in the last nine months of 1996.

         CONTRACT AND GRANT REVENUE. Contract and grant revenue increased to $10.6 million for 1996 from $4.6 million for 1995 as a result primarily of the Company's ATP grant, NIH grant and revenue earned from collaborative agreements.

         RESEARCH AND DEVELOPMENT. Research and development expenses increased to $18.8 million for 1996 compared to $12.4 million for 1995. The increase in research and development expenses was attributable primarily to the hiring of additional research and development personnel, costs incurred to further product development and increased purchases of research supplies.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $7.6 million in 1996 compared to $3.8 million for 1995. The increase in selling, general and administrative expenses was attributable primarily to the hiring of additional management personnel and the incurring of legal and other professional fees in connection with the overall scale-up of operations and business development efforts.

         INTEREST INCOME. Interest income was $4.4 million for 1996 compared to $1.3 million for 1995. The increase resulted from the investment of net proceeds from Affymetrix' private placement of Series B Senior Convertible Preferred Stock in August 1995 and net proceeds from its initial public offering in June 1996. Interest expense decreased to $0.1 million for 1996 from $0.4 million in 1995 as a result of the conversion of a $6.0 million subordinated convertible promissory note held by Affymax in August 1995.

LIQUIDITY AND CAPITAL RESOURCES

         The Company has financed its operations primarily through the sale of equity securities, contributions from Affymax, government grants, collaborative agreements, interest income and product sales. Proceeds raised through the sale of equity securities include net proceeds of $85.1 million from the Company's initial public offering in June 1996 and aggregate net proceeds of $53.6 million from private placements in August 1995 and September 1993.

         Affymetrix' cash and cash equivalents decreased by $9.4 million during 1997. Net cash used in operating activities was $21.4 million in 1997 compared to $11.8 million in 1996 and $10.2 million for 1995. The cash used for operations was primarily to fund the Company's operating losses.

         Net cash provided by investing activities was $12.0 million in 1997. Net cash used in investing activities was $61.6 million for 1996 and $26.7 million in 1995. Capital expenditures totaled $16.0 million for 1997 compared to $3.5 million in 1996 and $2.3 million in 1995. The increase in 1997 relates to expansion of the Company's manufacturing, research, development and administrative facilities as well as increased purchases of information systems equipment. Purchases of available-for-sale securities were $82.7 million, $149.4 million and $38.4 million for 1997, 1996 and 1995, respectively. Proceeds from sales and maturities of available-for-sale securities were $110.6 million, $91.3 million and $14.0 million for 1997, 1996 and 1995, respectively.

         Net cash provided by financing activities was $30,000 in 1997 compared to $85.0 million in 1996 and $32.7 million in 1995. These cash flows from financing activities are primarily the result of the Company's initial public offering in 1996 and private placements of securities in 1995.

         On October 17, 1997 the Company filed a registration statement on Form S-3 with the Securities and Exchange Commission for an underwritten public offering of up to 1,725,000 shares of common stock. On November 4, 1997 the Company withdrew the offering.

         As of December 31, 1997, Affymetrix had cash, cash equivalents, and short-term investments of approximately $71.6 million. The Company anticipates that these existing capital resources, together with the expected proceeds of approximately $50 million from the pending sale of Series AA Preferred Stock to Glaxo, will enable it to maintain currently planned operations. However, this expectation is based on the Company's current operating plan, which is expected to change as a result of many factors, and the Company could require additional funding sooner than anticipated. In addition, the Company may choose to raise additional capital due to market conditions or strategic considerations even if it has sufficient funds for its operating plan. The Company's requirements for capital will be substantial and will depend on many factors, including payments received under existing and possible future supply and collaborative agreements; payments made under license agreements; the availability of government research grant payments; the progress of the Company's collaborative and independent research and development projects; the cost of preclinical and clinical trials for the Company's products; the prosecution, defense and enforcement of patent claims and other intellectual property rights; and development of manufacturing, marketing and sales capabilities.
The Company has no credit facility or other committed sources of capital. To the extent capital resources are insufficient to meet future capital requirements, the Company will have to raise additional funds to continue the development of its technologies. There can be no assurance that such funds will be available on favorable terms, or at all. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to the Company's shareholders. If adequate funds are not available, the Company may be required to curtail operations significantly or to obtain funds by entering into collaboration agreements on unattractive terms. The Company's inability to raise capital would have a material adverse effect on the Company's business, financial condition and results of operations.

         Affymetrix expects its capital requirements to increase over the next several years as it expands its facilities and acquires equipment to support manufacturing and research and development efforts. The Company's expenditure requirements will depend on numerous factors, including the progress of its research and development programs; the development of commercial scale manufacturing capabilities; its ability to maintain existing collaborative arrangements and establish and maintain new collaborative arrangements; the costs involved in preparing, filing, prosecuting, defending and enforcing intellectual property rights; the effectiveness of product commercialization activities and arrangements; and other factors.

         As of December 31, 1997, Affymetrix had federal net operating loss carryforwards for income tax purposes of approximately $52 million, which will expire at various dates beginning in 2008, if not utilized. Because Affymetrix has experienced ownership changes, future utilization of these carryforwards may be subject to certain limitations as defined by Internal Revenue Code and similar state regulations. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce income tax liabilities.

                               AFFYMETRIX, INC.

                                BALANCE SHEETS
                     (In thousands, except share amounts)


                                    ASSETS


                                                                                         DECEMBER 31,
                                                                                    ----------------------
                                                                                      1997          1996
                                                                                    --------      --------
Current assets:
   Cash and cash equivalents....................................................    $  4,779      $ 14,143
   Short-term investments.......................................................      66,794        94,839
                                                                                    --------      --------
                                                                                      71,573       108,982
   Accounts receivable .........................................................       6,216         1,888
   Inventories..................................................................       2,637         1,901
   Other current assets.........................................................         748           523
                                                                                    --------      --------
     Total current assets.......................................................      81,174       113,294

Property and equipment
   Construction-in-progress.....................................................       2,760         1,424
   Equipment and furniture......................................................      10,732         5,883
   Leasehold improvements.......................................................      10,762           946
                                                                                    --------      --------
                                                                                      24,254         8,253
   Less accumulated depreciation and amortization...............................      (5,166)       (2,856)
                                                                                    --------      --------
     Net property and equipment.................................................      19,088         5,397

Other assets....................................................................         908           209
                                                                                    --------      --------
                                                                                    $101,170      $118,900
                                                                                    --------      --------
                                                                                    --------      --------

                     LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable and accrued liabilities.....................................    $  8,729      $  5,023
   Deferred revenue.............................................................         664           396
   Current portion of capital lease obligation..................................         228           207
                                                                                    --------      --------
     Total current liabilities..................................................       9,621         5,626

Noncurrent portion of capital lease obligation..................................         513           741

Commitments and contingencies

Shareholders' equity:
   Common stock, no par value; 50,000,000 shares authorized; 22,786,945 and
   22,535,203 shares issued and outstanding at December 31, 1997 and 1996,
   respectively.................................................................     158,924       158,687

   Unrealized gain on available-for-sale securities.............................         125            49
   Deferred compensation........................................................        (744)       (1,460)
   Accumulated deficit..........................................................     (67,269)      (44,743)
                                                                                    --------      --------
     Total shareholders' equity.................................................      91,036       112,533
                                                                                    --------      --------
                                                                                    $101,170      $118,900
                                                                                    --------      --------
                                                                                    --------      --------


                            See Accompanying Notes

                               AFFYMETRIX, INC.

                           STATEMENTS OF OPERATIONS
                     (In thousands, except per share amounts)


                                                                                     YEAR ENDED DECEMBER 31,
                                                                              --------------------------------------
                                                                                1997           1996           1995
                                                                              --------       --------       --------
REVENUE:
  Product...............................................................      $  4,789       $  1,389       $   -
  Contract and grant....................................................        14,976         10,583          4,625
                                                                              --------       --------       --------
    Total revenue.......................................................        19,765         11,972          4,625
                                                                              --------       --------       --------
COSTS AND EXPENSES:
  Cost of product revenue...............................................         4,559          2,178           -
  Research and development..............................................        28,168         18,762         12,420
  Selling, general and administrative...................................        14,697          7,569          3,833
                                                                              --------       --------       --------
    Total costs and expenses (includes related-party expense of
      $52, $1,422 and $1,432, respectively).............................        47,424         28,509         16,253
                                                                              --------       --------       --------
    Loss from operations................................................       (27,659)       (16,537)       (11,628)

    Interest income.....................................................         5,218          4,416          1,301
    Interest expense (includes related-party expense of $320 in
      1995).............................................................           (85)          (106)          (420)
                                                                              --------       --------       --------
    Net loss............................................................      $(22,526)      $(12,227)      $(10,747)
                                                                              --------       --------       --------
                                                                              --------       --------       --------
    Basic and diluted net loss per share (pro forma in 1996 and 1995)...      $  (0.99)      $  (0.62)      $  (0.84)
                                                                              --------       --------       --------
                                                                              --------       --------       --------
    Shares used in computing basic and diluted net loss per
      share.............................................................        22,644         19,793         12,722
                                                                              --------       --------       --------
                                                                              --------       --------       --------


                            See Accompanying Notes

                               AFFYMETRIX, INC.

                      STATEMENTS OF SHAREHOLDERS' EQUITY
                     (In thousands, except share amounts)


                                               CONVERTIBLE                                                                TOTAL
                                                PREFERRED     COMMON    UNREALIZED       DEFERRED      ACCUMULATED    SHAREHOLDERS'
                                                  STOCK       STOCK     GAIN/(LOSS)    COMPENSATION      DEFICIT         EQUITY
                                               -----------    ------    -----------    ------------    -----------    -------------
Balance, December 31, 1994..................    $ 31,283      $    122    $(382)         $   -          $(21,769)       $  9,254
                                                --------      --------    -----          -------        --------        --------
   Issuance of 7,333,333 shares of
    Series B Senior Convertible
    Preferred Stock, net of issuance
    costs...................................      32,836         -           -               -              -             32,836
   Conversion of note payable to Affymax
    into 1,333,333 shares of Series B
    Senior Convertible Preferred Stock......       6,000         -           -               -              -              6,000
   Issuance of 62,749 shares of Common
    Stock upon exercise of stock options....        -               23       -               -              -                 23
   Issuance of 65,320 shares of
    Common Stock for financing
    commissions ............................        -               44       -               -              -                 44
   Issuance of warrants  to Affymax for
    202,441 shares of Series 2
    Subordinated Convertible Preferred
    Stock in lieu of interest...............         320         -           -               -              -                320
   Compensation from accelerated
    options.................................        -               40       -               -              -                 40
   Deferred compensation related to
    grant of stock options..................        -            2,488       -            (2,488)           -               -
   Amortization of deferred
    compensation............................        -            -           -               128            -                128
   Unrealized gain on
    available-for-sale securities...........        -            -          663              -              -                663
   Net loss.................................        -            -           -               -           (10,747)        (10,747)
                                                --------      --------    -----          -------        --------        --------
Balance, December 31, 1995..................      70,439         2,717      281           (2,360)        (32,516)         38,561
                                                --------      --------    -----          -------        --------        --------
   Issuance of 215,945 shares of  Common
    Stock upon exercise of stock options....        -              127       -               -              -                127
   Conversion of  23,166,166 shares of
    Preferred Stock to 15,629,991 shares
    of  Common Stock........................     (70,119)       70,119       -               -              -               -
   Conversion of warrants to purchase
    202,441 shares of Series 2
    Subordinated Convertible Preferred
    Stock to warrants to purchase
    134,961 shares of Common Stock..........        (320)          320       -               -              -               -
   Issuance of 6,153,000 shares of
    Common Stock , net of issuance
    costs and commissions ..................         -          85,069       -               -              -             85,069
   Deferred compensation related to
    grant of stock options..................         -             335       -              (335)           -               -
   Amortization of deferred
    compensation............................         -           -           -             1,235            -              1,235
   Unrealized loss on
    available-for-sale securities...........         -           -         (232)             -              -               (232)
   Net loss.................................         -           -           -               -           (12,227)        (12,227)
                                                --------      --------    -----          -------        --------        --------
Balance, December 31, 1996..................         -         158,687       49           (1,460)        (44,743)        112,533
                                                --------      --------    -----          -------        --------        --------
   Issuance of 253,074 shares of Common
    Stock upon exercise of stock options....         -             237       -               -              -                237
   Amortization of deferred
    compensation............................         -           -           -               716            -                716
   Unrealized gain on
    available-for-sale securities...........         -           -           76              -              -                 76
   Net loss.................................         -           -           -               -           (22,526)        (22,526)
                                                --------      --------    -----          -------        --------        --------
Balance, December 31, 1997..................    $    -        $158,924    $ 125          $  (744)       $(67,269)        $91,036
                                                --------      --------    -----          -------        --------        --------
                                                --------      --------    -----          -------        --------        --------


                            See Accompanying Notes

                               AFFYMETRIX, INC.

                           STATEMENTS OF CASH FLOWS
                                (In thousands)


                                                                                      YEAR ENDED DECEMBER 31,
                                                                              --------------------------------------
                                                                                1997          1996           1995
                                                                              --------      ---------       --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss......................................................             $(22,526)     $ (12,227)      $(10,747)
   Adjustments to reconcile net loss to net cash used in
     operating activities:
      Depreciation and amortization..............................                2,310          1,286            701
      Amortization of investment premiums........................                  159           (518)           357
      Amortization of deferred compensation......................                  716          1,235            128
      Changes in operating assets and liabilities:
        Accounts receivable......................................               (4,328)          (546)        (1,252)
        Inventories..............................................                 (736)        (1,231)          (670)
        Other assets.............................................                 (924)          (292)          (252)
        Accounts payable and other accrued liabilities...........                4,019            856          1,098
        Accrued warranty.........................................                 (313)         1,609            160
        Deferred revenue.........................................                  268         (1,944)           253
                                                                              --------      ---------       --------
          Net cash used in operating activities..................              (21,355)       (11,772)       (10,224)
                                                                              --------      ---------       --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures..........................................              (16,001)        (3,488)        (2,283)
   Proceeds from sale of available-for-sale securities...........               98,452         48,417          8,538
   Proceeds from maturities of available-for-sale securities.....               12,183         42,859          5,485
   Purchases of available-for-sale securities....................              (82,673)      (149,363)       (38,428)
                                                                              --------      ---------       --------
          Net cash provided by (used in) investing activities....               11,961        (61,575)       (26,688)
                                                                              --------      ---------       --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuances of Common Stock, net................................                  237         85,196             23
   Issuances of Preferred Stock, net.............................                   -              -          32,880
   Principal payments on capital lease obligation................                 (207)          (187)          (169)
                                                                              --------      ---------       --------
          Net cash provided by financing activities..............                   30         85,009         32,734
                                                                              --------      ---------       --------
          Net increase (decrease) in cash and cash equivalents...               (9,364)        11,662         (4,178)
Cash and cash equivalents at beginning of year...................               14,143          2,481          6,659
                                                                              --------      ---------       --------
Cash and cash equivalents at end of year.........................             $  4,779      $  14,143       $  2,481
                                                                              --------      ---------       --------
                                                                              --------      ---------       --------

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
   Conversion of note payable and contributions from Affymax
     to Preferred Stock..........................................             $     -       $      -        $  6,000
                                                                              --------      ---------       --------
                                                                              --------      ---------       --------


                            See Accompanying Notes

NOTE 1 -- NATURE OF OPERATION

     Affymetrix, Inc. ("Affymetrix" or the "Company") is focused on developing GeneChip -Registered Trademark- based products and related technology for the acquisition, analysis, and management of complex genetic data. The business and operations of Affymetrix commenced in 1991 by Affymax N.V. and subsidiaries ("Affymax") and were initially conducted within Affymax. In March 1992, Affymetrix was incorporated as a California corporation and became a wholly owned subsidiary of Affymax. Beginning in September 1993, Affymetrix issued equity securities which diluted Affymax' shareholding in Affymetrix. In March 1995, Glaxo plc, now Glaxo Wellcome plc ("Glaxo"), purchased Affymax, including its then 65% ownership interest in Affymetrix. Affymetrix issued additional equity securities, which further diluted Glaxo's ownership interest in Affymetrix to approximately 46% on December 31, 1995. The issuance of common stock during the Company's initial public offering in June 1996 further diluted Glaxo's ownership interest in Affymetrix to approximately 33% at December 31, 1997. On March 10, 1998, the Company announced the planned sale of 1,634,522 shares of Series AA Preferred Stock to Glaxo for expected proceeds of $50 million. The preferred stock is convertible into Affymetrix common stock at a predetermined price of approximately $40 per share, and if all of the preferred stock is converted, would result in the issuance of approximately 1,250,000 shares of Affymetrix common stock. The sale, which is subject to regulatory approval, is expected to close during the second quarter of 1998, and, if completed, will increase Glaxo's ownership interest in Affymetrix to approximately 37% assuming conversion of the Series AA Preferred Stock into common shares.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The summary of significant accounting policies is presented to assist the reader in understanding and evaluating the financial statements. These policies are in conformity with generally accepted accounting policies. Certain amounts for prior years have been reclassified to conform to current year presentation.

         USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         REVENUE RECOGNITION

     Contract and grant revenue is recorded as earned as defined within the specific agreements. Payments received in advance under these arrangements are recorded as deferred revenue until earned. Direct costs associated with these contracts and grants are reported as research and development expense. The Company recognizes product revenue from the sale of its products upon shipment to its customers. Revenue from subscription fees earned under EasyAccess agreements are recorded ratably over the term of the agreement and are recorded in "Contract Revenue". Reserves are provided for anticipated product returns and warranty expenses at the time of shipment.

     Revenue from customers representing 10% or more of total revenue during 1997, 1996 and 1995 is as follows:


                                1997              1996             1995
                                ----              ----             ----
         CUSTOMER:
             A                   23%               18%              25%
             B                    -                18%              23%
             C                   10%               15%              22%
             D                   17%               19%              17%
             E                   17%                -                -


         RESEARCH AND DEVELOPMENT

     Research and development expenses consist of costs incurred for internal, contract and grant-sponsored research and development. These costs include direct and research-related overhead expenses.

         NET LOSS PER SHARE

     In 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share' ("SFAS 128") and Staff Accounting Bulletin No. 98 ("SAB 98"), and restated all prior periods. Under the provisions of SFAS 128, basic earnings per share is calculated based on the weighted average number of common shares outstanding during the period. Diluted earnings per share gives effect to the dilutive effect of stock options and warrants (calculated based on the treasury stock method). SAB 98 eliminated the impact of certain dilutive securities during the period prior to the Company's initial public offering in 1996.

     Options and warrants to purchase 3,155,190, 2,435,824, and 2,363,005 shares of the Company's common stock in 1997, 1996 and 1995, respectively, had an anti-dilutive impact on net loss per share and were therefore excluded from the calculation of diluted net loss per share (See Note 7 "Shareholders' Equity"). Shares used in computing pro forma net loss per share include 6,766,000 shares in 1996, and 12,274,000 shares in 1995 on an as-converted basis for then outstanding preferred stock.

         CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     Cash equivalents and short-term investments consist of debt securities. Management determines the appropriate classification of debt securities at the time of purchase. As of December 31, 1997, Affymetrix' investments in debt securities are classified as available-for-sale and are carried at fair value with unrealized gains and losses reported in shareholders' equity. Affymetrix reports all liquid securities with maturities at date of purchase of three months or less that are readily convertible into cash and have insignificant interest rate risk as cash equivalents. All other available-for-sale securities are recorded as short-term investments. The cost of debt securities is adjusted for amortization of premiums and discounts to maturity. This amortization is included in interest income. Realized gains and losses on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income. The fair values of securities are based on quoted market prices.

         INVENTORIES

     Inventories are stated at the lower of cost (as determined by the first-in, first-out method) or market and consist of the following at December 31, 1997 and 1996 (in thousands):


                                                                                       1997        1996
                                                                                      ------      ------
     Raw materials................................................................    $  935      $  358
     Work in process..............................................................       160         178
     Finished goods...............................................................     1,542       1,365
                                                                                      ------      ------
       Total......................................................................    $2,637      $1,901
                                                                                      ------      ------


         PROPERTY AND EQUIPMENT

     Property and equipment, including equipment under capital leases, are recorded at cost and are depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of the assets ranging from two to five years. Leasehold improvements are amortized over the useful lives of the assets or the lease-term, whichever is shorter.

         ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities as of December 31, 1997 and 1996, consist of the following (in thousands):


                                                                                1997        1996
                                                                               ------      ------
     Accounts payable......................................................    $6,228      $1,875
     Accrued compensation and related......................................       638         445
     Accrued warranty......................................................     1,456       1,769
     Collaborative research refund.........................................        -          450
     Other.................................................................       407         484
                                                                               ------      ------
       Total...............................................................    $8,729      $5,023
                                                                               ------      ------
                                                                               ------      ------


         RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" ("SFAS 130") and SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 130 establishes standards for reporting comprehensive income and is effective for fiscal year 1998. SFAS 131 establishes standards for annual and interim disclosures of operating segments, products and services, geographic areas and major customers, and is also effective in 1998, with interim disclosures required only subsequent to the initial year of application. The Company is in the process of evaluating the disclosure requirements of the new standards, the adoption of which is not expected to have a material impact on Affymetrix's results of operations or financial condition.

         CONCENTRATIONS OF RISK

     Cash equivalents and investments are financial instruments which potentially subject Affymetrix to concentrations of risk to the extent of amounts recorded in the Balance Sheet. Corporate policy restricts the amount of credit exposure to any one issuer and to any one type of investment, other than securities issued by the United States Government.

     The Company has not experienced any significant credit losses from its accounts receivable, from grants or from collaborative research agreements, and none are currently expected. Affymetrix performs a quarterly review of its customer activity and associated credit risks.

NOTE 3 -- COLLABORATIVE AGREEMENTS AND GRANTS

     The Company has agreements with several entities to develop and test probe arrays for the detection of certain gene sequences, mutations or organisms. Under such agreements, the Company is typically paid a development fee and may receive milestone payments upon achievement of certain technical goals. The Company also has research agreements with several universities and research organizations. The Company generally obtains rights to intellectual property arising from these agreements. If a project is successful, the Company and the third-party collaborator would negotiate the right to commercialize products resulting from such project. The Company has received a substantial portion of its revenues since inception from its collaborative partners and intends to enter into collaborative arrangements with other companies to apply its technology, fund development, commercialize potential future products, and assist in obtaining regulatory approval.

         AMERSHAM PHARMACIA BIOTECH

     In December 1997, the Company entered into a sales representation agreement with Amersham Pharmacia Biotech ("APB") for the non-exclusive sales and marketing of certain of its GeneChip products. Under this sales representation agreement, APB will receive a percentage commission based on sales of certain GeneChip products, subject to annual maximum amounts.

         BIOMERIEUX VITEK, INC.

     In September 1996, bioMerieux Vitek, Inc. ("bioMerieux") and Affymetrix executed a collaboration agreement to develop DNA probe arrays using the Affymetrix GeneChip technology for clinical diagnostic kits for bacterial identification and antibiotic resistance analysis. The agreement provides for certain research funding, license and milestone payments. bioMerieux also is funding certain research activities at Affymetrix for a minimum of three years. Additionally, a manufacturing agreement was signed under which Affymetrix will manufacture GeneChip probe arrays for sale to bioMerieux. The agreement provides for royalties to Affymetrix on bioMerieux' sales of GeneChip probe arrays. In December 1997 and January 1998, bioMerieux and the Company expanded their collaboration to include the development of DNA probe arrays using the Affymetrix GeneChip technology for clinical diagnostics tests in the fields of HIV and food and industrial testing. As a result of this expansion of the collaboration, bioMerieux has and will make certain license payments to the Company.

         GENETICS INSTITUTE

     In December 1995, Affymetrix and Genetics Institute ("GI") entered into a supply agreement in the field of genomics under which Affymetrix manufactures and supplies custom probe arrays based on specific genes identified and selected by GI. Pursuant to the agreement, GI is obligated to purchase and Affymetrix is obligated to supply certain minimum quantities of custom probe arrays developed for GI until the later of 2001 or four years after development of specified probe arrays. Affymetrix receives fees for the design and delivery of the custom probe arrays, and may receive milestone payments and royalties on any therapeutic compounds developed by GI using these probe arrays. GI has exclusive rights to specific probe arrays supplied by Affymetrix.

     In January 1998, the Company and GI entered into a three-year EasyAccess supply agreement under which the Company will supply GI with custom and standard probe arrays in return for expected annual subscription fees, custom design fees and revenue from the sale of probe arrays. As part of this new agreement many of the terms and conditions under the 1995 supply agreement were superceded.

         F. HOFFMANN-LA ROCHE LTD.

     In August 1997, the Company and F. Hoffmann-La Roche Ltd. ("Roche") entered into a three-year EasyAccess supply agreement under which the Company will supply Roche with custom and standard probe arrays in return for expected annual subscription fees, custom design fees and revenue from the sale of probe arrays.

     Prior to the 1997 agreement, the Company had entered into two agreements with Roche. In October 1996, the Company signed a demonstration agreement with Roche for the development and supply of a single custom probe array containing bacterial genes. In December 1996, the Company signed a pilot agreement with Roche Bioscience, a division of Syntex (U.S.A.) Inc., for the development and supply of a single custom probe array containing human, rat and mouse genes. The milestones of these agreements were met and the agreements have been concluded.

         GOVERNMENT GRANTS

     In August 1995, Affymetrix received a three-year grant from the National Institutes of Health ("NIH") National Center for Human Genome Research for approximately $5.5 million. The Company has recognized revenue of approximately $3.6 million through December 31, 1997, and the remaining amounts are subject to yearly appropriations by the NIH.

     In October 1994, Affymetrix and Molecular Dynamics, Inc. ("Molecular Dynamics") were awarded a five-year matching grant for a total of $31.5 million under the Advanced Technology Program within the National Institute of Standards and Technology to develop a miniaturized DNA diagnostic device, of which approximately $10.7 million will be available to Molecular Dynamics.
The contract provides that Affymetrix will receive matching funding up to $20.8 million, some of which will be used to fund activities at collaborating academic institutions. The award is subject to yearly congressional authorization, which is uncertain. Affymetrix expects to receive payments monthly based on costs incurred and has recognized revenue of $7.8 million through December 31, 1997.

NOTE 4 -- AVAILABLE-FOR-SALE SECURITIES

     The following is a summary of available-for-sale securities as of December 31, 1997 (in thousands):


                                                             GROSS UNREALIZED    GROSS UNREALIZED    ESTIMATED FAIR
                                                   COST           GAINS               LOSSES             VALUE
                                                  -------    ----------------    ----------------    --------------
     U.S. Government obligations..............    $40,962          $ 40                $(4)             $40,998
     U.S. Corporate securities................     27,706            89                  -               27,795
                                                  -------          ----                ---              -------
         Total securities.....................    $68,668          $129                $(4)             $68,793
                                                  -------          ----                ---              -------
                                                  -------          ----                ---              -------
     Amounts included in:
       Cash equivalents.......................    $ 1,999          $ -                 $ -              $ 1,999
       Short-term investments.................     66,669           129                 (4)              66,794
                                                  -------          ----                ---              -------
         Total securities.....................    $68,668          $129                $(4)             $68,793
                                                  -------          ----                ---              -------
                                                  -------          ----                ---              -------


         The following is a summary of available-for-sale securities as of December 31, 1996 (in thousands):


                                                             GROSS UNREALIZED    GROSS UNREALIZED    ESTIMATED FAIR
                                                    COST          GAINS               LOSSES             VALUE
                                                  --------   ----------------    ----------------    --------------
     U.S. Government obligations...............   $ 88,758         $134               $(86)             $ 88,806
     U.S. Corporate securities.................     17,017            9                 (8)               17,018
                                                  --------         ----               ----              --------
         Total securities......................   $105,775         $143               $(94)             $105,824
                                                  --------         ----               ----              --------
                                                  --------         ----               ----              --------
     Amounts included in:
       Cash equivalents........................   $ 10,985         $ -                $ -               $ 10,985
       Short-term investments..................     94,790          143                (94)               94,839
                                                  --------         ----               ----              --------
         Total securities......................   $105,775         $143               $(94)             $105,824
                                                  --------         ----               ----              --------
                                                  --------         ----               ----              --------


     The realized gains and losses on sales of available-for-sale securities were immaterial for the years ended December 31, 1997, 1996 and 1995.

     The following is a summary of the cost and estimated fair value of available-for-sale securities at December 31, 1997, by contractual maturity (in thousands):


                                                                                       ESTIMATED FAIR
                                                                              COST         VALUE
                                                                             -------   --------------
     Mature in one year or less..........................................    $44,578      $44,632
     Mature after one year through three years...........................     24,090       24,161
                                                                             -------      -------
       Total.............................................................    $68,668      $68,793
                                                                             -------      -------
                                                                             -------      -------


NOTE 5 -- RELATED PARTY TRANSACTIONS

     In December 1994, Affymetrix issued a $6.0 million subordinated convertible promissory note to Affymax. In August of 1995, the note was converted into 1,333,333 shares of Series B Senior Convertible Preferred Stock issued at $4.50 per share. Affymetrix also exercised an option to satisfy interest due on the note through July 1995, amounting to $319,856, by issuing Affymax five-year warrants to purchase 202,441 shares of Series 2 Subordinated Convertible Preferred Stock at $5.50 per share. In connection with the Company's initial public offering, the Preferred Stock converted to 888,888 shares of Common Stock and the warrants converted to warrants to purchase 134,961 shares of Common Stock at $8.25 per share. Affymetrix and Affymax are parties to a technology agreement providing consignment of certain patents to Affymetrix and licenses to a limited number of patents.

     Two directors of Affymetrix are each employees of a subsidiary of Glaxo.

     See also the discussion regarding the planned sale of Series AA Preferred Stock in Note 1.

     In December 1994, in connection with a lease agreement between Affymetrix and a third party, Affymax, with approval of the third party lessor, agreed to release Affymetrix of certain financial covenants to the third party. In exchange for this release, Affymetrix issued a five-year warrant to Affymax to purchase 103,382 shares of Series 2 Subordinated Convertible Preferred Stock at $5.50 per share. In connection with the Company's initial public offering, the warrant was converted to a warrant to buy 68,921 shares of Common Stock at $8.25 per share.

NOTE 6 -- COMMITMENTS AND CONTINGENCIES

         CAPITAL LEASE

     In December 1994, Affymetrix entered into a financing arrangement with a leasing company for existing equipment. Under the terms of the lease, Affymetrix received a single minimum aggregate lease payment of $1.3 million at the inception of the lease. The leaseback contract includes a five-year term expiring January 2, 2000, with an option to purchase the equipment at the greater of the residual value or fair market value. Under certain provisions, the lease may be extended for an additional year. The amount included in property and equipment related to the lease is $1.2 million and was fully depreciated as of December 31, 1996.

         OPERATING LEASES

     Affymetrix leases laboratory, office and manufacturing facilities, and equipment under noncancelable operating leases which expire at various times through 2003. Rent expense related to operating leases was approximately $1,355,000 in 1997, $950,000 in 1996 and $664,000 in 1995.

     Future minimum lease obligation at December 31, 1997 under all leases are as follows (in thousands):


                                                                CAPITAL     OPERATING
                                                                LEASES       LEASES
                                                                -------     ---------
1998........................................................     $ 292       $1,723
1999........................................................       291        1,834
2000........................................................       280        1,292
2001........................................................        -         1,228
2002........................................................        -         1,228
Thereafter..................................................        -           819
                                                                 -----      -------
  Total minimum lease payments..............................       863       $8,124
                                                                            -------
                                                                            -------
Less amount representing interest...........................      (122)
                                                                 -----
Present value of minimum lease payments.....................       741
Less current portion........................................      (228)
                                                                 -----
  Noncurrent obligation under capital lease.................     $ 513
                                                                 -----
                                                                 -----


         LITIGATION

     The Company routinely receives communications from third parties asserting patent or other rights covering its products and technologies. Based upon the Company's evaluation, it may take no action or it may seek to obtain a license. There can be no assurance in any given case that a license will be available on terms the Company considers reasonable, or that litigation will not ensue.

     In March 1997, Hyseq Inc. ("Hyseq") filed a suit against Affymetrix in the United States District Court alleging that Affymetrix infringes United States patent 5,202,231 and 5,525,464 issued to Drs. Drmanac and Crkvenjakov. In December 1997, Hyseq filed a second action claiming that certain Affymetrix products infringe a related patent, United States patent 5,695,940. In the opinion of management, the outcome of these actions will not have a material adverse effect on the Company's financial position.

     On January 6, 1998, the Company filed a patent infringement action in the United States District Court for the District of Delaware (No. 98-6) alleging that certain of Incyte, Inc.'s ("Incyte") and Synteni, Inc.'s ("Synteni") products infringe United States Patent 5,445,934. The action seeks to enjoin commercial activities of Incyte and Synteni relating to the Affymetrix patent. There can be no assurance that Affymetrix will prevail in such litigation or be successful in asserting its patent rights. The Company is likely to incur substantial costs and expend substantial personnel time in asserting the Company's patent rights against Incyte and Synteni. Failure to successfully enforce its patent rights or the loss of these patent rights or others would remove a legal obstacle to competitors in designing systems with similar competitive advantages, which could have a material adverse effect on the Company's business, financial condition and operating results.

NOTE 7 -- SHAREHOLDERS' EQUITY

         PREFERRED SHARES

     In March 1996, the Board authorized the filing of a registration statement with the Securities and Exchange Commission permitting Affymetrix to sell shares of its Common Stock to the public. In connection with the offering all of the then outstanding Preferred Stock automatically converted into 15,629,991 shares of Common Stock at the completion of the offering in June 1996.

         COMMON SHARES

     The Company's initial public offering on June 6, 1996 generated net proceeds of approximately $83.0 million from the sale of 6,000,000 shares of Common Stock. In July 1996, the Company's underwriters purchased 153,000 shares of Common Stock pursuant to the over-allotment option, for additional net proceeds of $2.1 million.

         STOCK WARRANTS

     At December 31, 1997, there were outstanding warrants to purchase 203,881 shares of Common Stock at $8.25 per share which expire at various dates beginning December 1999 through July 2000.

         STOCK OPTION AND BENEFIT PLANS

     In 1993, the Board adopted the Affymetrix 1993 Stock Plan (the "Stock Plan") under which incentive stock options, nonqualified stock options and purchase rights may be granted to employees and outside consultants.

     Options granted under the Stock Plan expire no later than ten years from the date of grant. The option price shall be at least 100% of the fair value on the date of grant (110% in certain circumstances), as determined by the Board of Directors. Options may be granted with different vesting terms from time to time but not to exceed five years from the date of grant. As of December 31, 1997, a total of 5,200,000 shares of Common Stock have been reserved for issuance under the Stock Plan and 53,335 shares were subject to repurchase by the Company.

     In March 1996, the Board adopted the 1996 Nonemployee Directors Stock Option Plan (the "Directors Plan"). There are 300,000 shares of Common Stock reserved for issuance under the Directors Plan. Only nonemployee directors of the Company are eligible to participate in the Directors Plan and only nonstatutory stock options can be granted.

     As of December 31, 1997, a total of 5,703,881 shares of common stock are reserved for future issuance under the Directors Plan, the Stock Plan and for outstanding warrants.

     Activity under the stock plans through December 31, 1997 is as follows:


                                                         OUTSTANDING OPTIONS
                                                     ---------------------------
                                                                     WEIGHTED
                                                     NUMBER OF     AVERAGE PRICE
                                                      SHARES        PER SHARE
                                                     ---------     -------------
       Balance at December 31, 1994..............      901,988        $ 0.47
     Options granted.............................    1,423,917          0.68
     Options exercised...........................      (62,749)         0.36
     Options canceled............................     (104,032)         0.43
                                                     ---------
       Balance at December 31, 1995..............    2,159,124          0.60
     Options granted.............................      309,167         10.26
     Options exercised...........................     (215,945)         0.59
     Options canceled............................      (20,403)         0.75
                                                     ---------
       Balance at December 31, 1996..............    2,231,943          0.60
                                                     ---------
                                                     ---------
     Options granted.............................    1,000,000         29.40
     Options exercised...........................     (253,074)         0.93
     Options canceled............................      (27,560)         8.58
                                                     ---------
       Balance at December 31, 1997..............    2,951,309         11.26
                                                     ---------
                                                     ---------


     For options granted through June 6, 1996, Affymetrix recognized an aggregate of $2.8 million as deferred compensation for the excess of the deemed fair value for financial statement presentation purposes of the Common Stock issuable on exercise of such options over the exercise price. The deferred compensation expense is being recognized over the vesting period of the options.

     Exercise prices for options outstanding as of December 31, 1997 ranged from $0.30 to $42.88 per share. The weighted-average contractual life of those options is 8.09 years as summarized below:


                                  OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                    ------------------------------------------------    -------------------------
                                     WEIGHTED-          WEIGHTED-                    WEIGHTED-
                                 AVERAGE REMAINING       AVERAGE                      AVERAGE
   RANGE OF                      CONTRACTUAL LIFE     EXERCISE PRICE               EXERCISE PRICE
EXERCISE PRICES      NUMBER         (IN YEARS)          PER SHARE       NUMBER       PER SHARE
----------------    ---------    -----------------    --------------    -------    --------------
$ 0.30  -  0.675    1,749,257          7.49              $ 0.609        697,068       $ 0.620
  4.80  - 29.125      958,052          8.79               24.663         41,267        12.695
 29.375 - 42.875      244,000          9.67               34.951             -             -
----------------    ---------    -----------------    --------------    -------    --------------
$ 0.30  - 42.875    2,951,309          8.09              $11.263        738,335       $ 1.282
----------------    ---------    -----------------    --------------    -------    --------------
----------------    ---------    -----------------    --------------    -------    --------------


         PRO FORMA DISCLOSURE UNDER STATEMENT NO. 123

     In accordance with the provisions of SFAS 123, the Company is disclosing pro forma information regarding net loss and net loss per share as if the Company had accounted for its stock based compensation plans under the fair value method of SFAS 123.

     The fair value of options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1997, 1996 and 1995: risk free interest rate of 5.42%; a dividend yield of zero; volatility factors of the expected market price of the Company's Common Stock price of .55; and a weighted average expected option term of one year from vested date.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     Based on this calculation, the weighted average fair value of options granted during 1997, 1996 and 1995 was $14.01, $4.72 and $0.30, respectively. For purposes of pro forma disclosures the estimated fair value of the options in excess of the expense recognized in conjunction with the amortization of deferred compensation is amortized to expense over the options' vesting period, generally five years. The pro forma effect on net loss is not necessarily indicative of potential pro forma effects on results for future years. The Company's pro forma information as of December 31, 1997, 1996 and 1995 is as follows (in thousands excepts per share amounts):


                                            1997          1996          1995
                                          --------      --------      --------
     Pro forma net loss                   $(26,515)     $(12,345)     $(10,747)
                                          --------      --------      --------
                                          --------      --------      --------
     Pro forma net loss per share         $  (1.17)     $  (0.62)     $  (0.84)
                                          --------      --------      --------
                                          --------      --------      --------


NOTE 8 -- INCOME TAXES

     As of December 31, 1997, Affymetrix has federal net operating loss carryforwards of approximately $52 million, which will expire at various dates beginning on 2008, if not utilized. In addition, the Company has federal and state research and development credit carryforwards of approximately $1.7 million and $1.3 million, respectively, which expire at various dates beginning in 2008, if not utilized.

     Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

     Significant components of Affymetrix deferred tax assets as of December 31, 1997 and 1996 are as follows (in thousands):


                                                                                1997         1996
                                                                              --------     --------
     Net operating loss carryforwards.....................................    $ 17,853     $ 10,705
     Research credits.....................................................       2,586        1,457
     Other-net............................................................       5,287        2,551
                                                                              --------     --------
     Total deferred tax assets............................................      25,726       14,713
     Valuation allowance for deferred tax assets..........................     (25,726)     (14,713)
                                                                              --------     --------
     Net deferred tax assets..............................................    $     -      $     -
                                                                              --------     --------
                                                                              --------     --------


     The valuation allowance increased by $11.0 million, $3.9 million and $4.9 million during 1997, 1996, and 1995, respectively.

                                       -17-